SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under The Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 1-13064

NOVA Chemicals Corporation

1000, Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A.

A copy of the Registrant’s:

(a)                          Press Release dated October 31, 2005; NOVA Chemicals Corporation Successfully Closes Private Placement of Senior Floating Rate Notes Due 2013;

(b)                         Indenture, dated as of October 31, 2005, between NOVA Chemicals Corporation, as Issuer, and U.S. Bank National Association, as Trustee.

is furnished herewith and is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8  #33-47673

Registration Statement on Form S-8  #333-520

Registration Statement on Form S-8  #333-9076

Registration Statement on Form S-8  #333-9078

Registration Statement on Form S-8  #33-86218

Registration Statement on Form S-8  #33-77308

Registration Statement on Form S-8  #333-11280

Registration Statement on Form S-8  #333-12910

Registration Statement on Form S-8  #333-101793

Registration Statement on Form S-8  #333-109424

Registration Statement on Form F-9  #333-13824

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

/s/Ronald E.J. Kemle
Ronald E.J. Kemle
Assistant Corporate Secretary

November 1, 2005

EXHIBITS

Attached hereto is:

99(a)       Press Release dated October 31, 2005; NOVA Chemicals Corporation Successfully Closes Private Placement of Senior Floating Rate Notes Due 2013;

99(b)       Indenture, dated as of October 31, 2005, between NOVA Chemicals Corporation, as Issuer, and U.S. Bank National Association, as Trustee.